Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

November 11, 2021.

Item 3	News Release

The press release attached as Schedule “A” was released on November 11, 2021 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

November 11, 2021.

Schedule "A"

Bitfarms Acquires 24 Megawatts of Hydro Power in the

U.S. and Enters into Memorandum of Understanding to
Expand Up to 99 MW

- The 24-Megawatt Facility is Capable of 620 Petahash/Second -

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (November 11, 2021) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, acquired a 24 Megawatt (MW) hydro power farm in Washington state, USA. To date, 4,000 Bitmain S19j Pro miners, capable of 400 petahash/second (PH/s), have already been installed under a 12 MW hosting agreement which began in July 2021 and was terminated upon the closing of the acquisition. Bitfarms plans to house approximately 6,200 Bitmain S19j Pro miners, capable of 620 PH/s, in the facility. Bitfarms has also entered into a Memorandum of Understanding (MOU) with the seller to co-develop additional farms in the area, increasing total mining capacity up to 99 MW in Washington.

“Bitfarms strategy is to expand our operating footprint while maintaining cost effective production rates. By diversifying our decentralized mining portfolio, we prioritize locations with cost-effective electricity that allow for further growth and expansion,” said Emiliano Grodzki, CEO of Bitfarms. “The Washington farm meets all these criteria. With this acquisition, we enter the United States and continue our global expansion to 10 farms in operation or under development in four countries. The initial 24 MW acquisition will increase our total mining capacity to 106 MW and boost our total hashrate as additional miners are installed.”

Ben Gagnon, Chief Mining Officer of Bitfarms, stated, “The facility’s hydro power is expected to cost approximately 25% less than the average cost of power at our Québec farms, making it the most cost-effective source of power currently in our portfolio and reducing our corporate wide average to below 4 US cents/kwh. This low-cost power combined with the industry leading efficiency of the Bitmain S19j Pro means 6,200 miners in Washington could yield nearly 3.7 bitcoin per day at a cost of approximately US$4,000 per bitcoin when all miners are installed, based upon prevailing mining difficulty levels and costs. We are very excited to continue to complete strategic transactions that deliver significant value to our shareholders.”

Washington Purchase and Additional MOU

Bitfarms purchased the 24 MW of infrastructure in Washington, with a dedicated cryptocurrency mining operation powered by low-cost green hydro power, for total consideration of US$26 million: US$23 million in cash and US$3 million in common shares based on a price of US$7.17, for a total of 414,508 shares.

Bitfarms entered into a hosting agreement for 12 MW with the seller in July 2021, and installation of miners and production has taken place since that time. This transaction replaces and results in the termination of Bitfarms’ only hosting agreement.

Scott Tillman of Pi Consulting, LLC advised the seller in consultation with Arca and Bruce Benson, who served as legal counsel.

Eric Klein of Klein Advisory Services Inc. served as financial advisor on the transaction to Bitfarms and Katten Muchin Rowenman LLP and Peterson McVicar LLP served as legal advisors.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each Canadian facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/ https://twitter.com/Bitfarms_io https://www.instagram.com/bitfarms/ https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect to the acquired hydro power farm in Washington state and potential further addition of farms pursuant to the MOU, the Company’s other expansion plans, anticipated mining capacity and receipt of new miners, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: potential delays and challenges regarding the implementation of the Company’s plans in Washington state, including as to the non-binding nature of the MOU for potential further acquisition of additional farms; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program as well as capital market conditions in general; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; dilution in relation to the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations: LHA

Investor Relations

David Barnard

+1 415 433 3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Manager mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications
valerie@ryanap.com